NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SELLS 1400 SMITH STREET IN HOUSTON TO FULL-BUILDING TENANT CHEVRON
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311,000-Square-Foot Renewal Inked with Chevron at Continental Center I

NEW YORK, June 24, 2011 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced the sale of the office tower at 1400 Smith Street in Houston to Chevron, 1400 Smith’s full-building tenant, and a 311,000-square-foot lease renewal with Chevron for seven years at neighboring Continental Center I (1600 Smith Street). The sale price of 1400 Smith was $340 million.

“This sale is reflective of our ongoing strategy of recycling capital from mature assets into more accretive opportunities,” said Ric Clark, chief executive officer of Brookfield Office Properties.

“We have created significant value through the sale of this stabilized asset concurrent with Chevron’s sizeable lease extension at our adjacent property,” said Dennis Friedrich, president and global chief investment officer of Brookfield Office Properties. “Chevron represents the type of top-flight corporate tenant we seek to partner with in our global energy-sector markets.”

Brookfield Office Properties acquired the 50-story, 1.3-million-square-foot office tower, also known as Four Allen Center, in 2006 for approximately $120 million. Soon after  acquisition, Brookfield leased the entire building to Chevron in what at the time was the largest lease transaction in North America in more than five years.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.